UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No. 4)*

MOVADO GROUP INC
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
--------------------------------------
(Title of Class of Securities)

624580106
-----------------------
(Cusip Number)

December 31, 2005
______________________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1  (b)
[ ]  Rule 13d-1  (c)
[ ]  Rule 13d-1  (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 4 Pages


CUSIP No. 	624580106			Page 2 of 4 Pages
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1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
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2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only

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4.	Citizenship or place of organization

     Massachusetts

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Number of shares beneficially owned by each reporting person with

5.  Sole Voting Power

        2,589,268.22

6.  Shared Voting Power


	        875.00

7.  Sole Dispositive Power

           2,590,143.22

8.	Shared Dispositive Power
	      0
 ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

       2,590,143.22
---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------

11. Percent of class represented by amount in row 9.

        13.95%
----------------------------------------------------------------

12.	Type of Reporting person
	IA

Page 3 of 4 Pages 					Cusip #: 624580106

SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

MOVADO GROUP INC




1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


	650 From Road
      Paramus, New Jersey 07652


ITEM 2(A):  NAME OF PERSON FILING:

	Babson Capital Management LLC (Babson Capital)


ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	470 Atlantic Avenue
      Boston, MA   02210-2208

ITEM 2(C):  CITIZENSHIP:

See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

See Cover Page

ITEM 2(E):  CUSIP NUMBER:

See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e) [x]  An investment adviser in accordance with
         Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)	AMOUNT BENEFICIALLY OWNED:  DLB, in its capacity as
investment adviser, may be deemed the beneficial owner of 2,590,143.22 shares of common stock of the Issuer.

(b)	PERCENT OF CLASS:  13.95%

(c)	For information on voting and dispositive power with respect to the above-listed shares, see Items 5 - 8 of Cover Page.

Page 4 of 4 Pages				Cusip #:624580106


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

N/A






ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY:

Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		Date: January 30, 2006





Signature:  // Robert J. Guerin //
Name/Title:  ROBERT J. GUERIN
		 Senior Compliance Officer

















January 30, 2006


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413

Re:	SCHEDULE 13G ON BEHALF OF MOVADO GROUP, INC.
      FOR THE YEAR ENDING DECEMBER 31, 2005

Dear Sir or Madam:

Babson Capital Management LLC is filing today an amendment to Schedule 13G through the EDGAR system as required by Section 240.13d-1(b) to reflect beneficial ownership of greater than 10% of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of Babson Capital, which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-3779.

Sincerely,


// Robert J. Guerin //
   ROBERT J. GUERIN
   Senior Compliance Officer